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                       8406 Benjamin Road        Phone:   (813) 888-7330
[LOGO]                 Suite C                   Fax:     (813) 888-7375
                       Tampa, FL 33634           Website: www.medicalmediatv.com
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September 11, 2006

                                         VIA EDGAR AND FACSIMILE: (202) 772-9209

Ms. Kenya Wright Gumbs
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Medical Media Television, Inc.
            Form 10-KSB for the year ended December 31, 2005
            Filed March 30, 2006
            File No.: 333-105840

            Form 10-QSB for the quarter ended March 31, 2006
            Filed May 15, 2006
            File No.: 333-105840

            Form 10-QSB for the quarter ended June 30, 2006
            Filed August 21, 2006
            File No.: 333-105840

Dear Ms. Gumbs:

      On behalf of Medical Media Television, Inc. (the "Company"), this letter responds to the comments you provided by letter dated August 25, 2006 regarding the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the Securities and Exchange Commission (the "Commission") on March 30, 2006 (the "Annual Report") and its reports on Form 10-QSB for the quarters ended March 31 and June 30, 2006 filed with the Commission on May 15 and August 21, 2006, respectively (the "Quarterly Reports").

      Your comments are set forth below in italics, and each comment is followed by the Company's response.

Item 5

Market for the Company's Common Equity and Related Stockholder Matters

Dividends

      Refer to your discussion of dividend of two shares of the company's restricted common stock for each share of common stock held by shareholders of record as of May 10, 2005. Given recurring net losses since inception, significant accumulated deficit, and the fact that the dividend was immediately preceded by a one for thirty reverse stock split on May 4, 2005, please tell us your basis for this distribution to shareholders. Also tell us the reason for the one for thirty reverse stock split.

Ms. Kenya Gumbs
September 11, 2006
Page Two


      The Company declared a 1:30 reverse stock split to minimize the number of shares outstanding at the conclusion of the merger. If the Company had not declared a 1:30 reverse split of its common stock, it would have had to issue in excess of 200,000,000 shares to preserve the economics of the transaction. Additionally, the Company would have had to amend its Articles of Incorporation to increase its authorized capital stock to accommodate this issuance. Finally, at the time the parties commenced negotiation of the Merger Agreement, the Company's common stock traded at approximately $.10 per share and AFMN's common stock traded at approximately $3.00 per share. Therefore, an ancillary purpose of the 1:30 reverse stock split was to increase the Company's share price so that its common stock price was equal to AFMN's common stock price.

      Subsequent to the 1:30 reverse stock split, the Company declared and issued a dividend of two shares of the Company's restricted common stock for each share of common stock held by shareholders of record as of May 10, 2005. By declaring the reverse stock split first and then declaring the share dividend, the Company was able to issue restricted common stock to its shareholders and reduce the number of shares available for trading by the public.

      Also, ss.607.0623, Florida Statutes, provides that a corporation may issue shares of its common stock pro-rata, without consideration, to its shareholders. A declaration of a share dividend under Florida law is not subject to the insolvency or balance sheet tests imposed by ss.607.06401, Florida Statutes, when a corporation seeks to distribute property other than its own common stock. Therefore, under Florida law, neither the Company's net losses since inception nor its accumulated deficit factor into the Company's ability to declare and pay the above-referenced stock dividend.

Notes to Consolidated Financial Statements, page F-6

Note B - Mergers and Acquisitions, page F-8

      We note that the company issued 19,415,626 shares of restricted common stock to AFMN, Inc. in exchange for 100% of the outstanding shares of African American Medial Network. Those 19,415,626 shares represent 94% of the company's outstanding common stock at December 31, 2005, resulting in the transfer of a significant majority of the ownership interest in the company to AFMN, Inc. Please explain to us, in detail, the substance of this transaction and tell us how you considered the guidance in paragraph 17 of SFAS 141 in identifying the appropriate acquiring entity. Include in your discussion a description of the rights and features of your restricted common stock.

      On May 11, 2005, as amended by that certain First Amendment to Merger Agreement dated November 16, 2005, the Company executed that certain Merger Agreement (as amended, the "Merger Agreement") by and among AFMN, Inc., a Delaware corporation ("AFMN"), African American Medical Network, Inc., a Florida corporation ("African American Medical Network"), and AAMN Acquisition Sub, Inc., a Florida corporation. Pursuant to the Merger Agreement, Medical Media issued 19,415,626 shares of its restricted common stock (the "Medical Media Common Stock") to AFMN in exchange for 100% of the outstanding shares of African American Medical Network. The Company issued the Medical Media Common Stock to AFMN in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Medical Media Common Stock issued to AFMN is common stock of the Company and entitles the holder to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the Company's common stock do not have cumulative voting rights and, subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, are entitled to receive ratably, dividends when and if declared by the Company's Board of Directors. Upon the Company's liquidation, dissolution, or winding up, holders of the Company's common stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on preferred stock, if any. Holders of the Company's common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

Ms. Kenya Gumbs
September 11, 2006
Page Three


      Pursuant to the Merger Agreement, AFMN agreed to distribute the Medical Media Common Stock pro-rata to its shareholders of record as of November 16, 2005. To facilitate the same, the Company agreed to file a registration statement on Form SB-2 with the Commission registering the Medical Media Common Stock issued to AFMN under the Merger Agreement.

      During the interim period, the parties agreed that the Medical Media Common Stock would be held in escrow along with distribution instructions to effect the pro-rata distribution referenced in the preceding paragraph. The parties further agreed that, while the Medical Media Common Stock was held in escrow, Philip M. Cohen would hold sole voting rights over the shares pursuant to an irrevocable proxy delivered by AFMN to Mr. Cohen.

      On November 16, 2005, the parties consummated the merger in accordance with the terms of the Merger Agreement. In connection with the same, the parties filed Articles of Merger with the Florida Department of State whereby AAMN Acquisition Sub, Inc. was merged with and into African American Medical Network, with African American Medical Network being the surviving entity. As a result of the merger, African American Medical Network is now a wholly-owned subsidiary of the Company. The Company deposited the Medical Media Common Stock and AFMN deposited the distribution list with the escrow agent pursuant to the Merger Agreement. In addition, AFMN also delivered an irrevocable proxy to Mr. Cohen enabling him to vote the Medical Media Common Stock.

      On February 10, 2006, the Company filed a registration statement on Form SB-2 (the "Registration Statement") with the Commission registering, among other securities, the Medical Media Common Stock. The Commission declared the Registration Statement effective on March 1, 2006. Shortly thereafter, pursuant to the distribution list provided to the escrow agent, the Medical Media Common Stock was distributed to AFMN shareholders of record as of November 16, 2005.

      As noted in your letter, paragraph 17 of SFAS 141 provides guidance on identifying the acquiring entity in a business combination. Paragraph 17 of SFAS 141 provides, in pertinent part, that "in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered." We respectfully submit that the Company is appropriately characterized as the "acquiring entity" under SFAS 141, as demonstrated by the following factors:

a.    The relative voting rights in the combined entity after the combination.

      Paragraph 17(a) of SFAS 141 states that the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. Due to common equity ownership between the Company and AFMN, the equity owners of the Company retained the larger portion of voting rights in the combined entity. Of the 19,415,626 shares of Medical Media Common Stock issued to AFMN pursuant to the Merger Agreement, approximately 12,088,200, or 62.26%, were distributed to shareholders of AFMN who beneficially owned approximately 1,032,544, or 78.85% of the Company's common stock prior to the merger. Therefore, after the business combination, equity owners of the Company owned approximately 63.31% of the combined entity. Accordingly, we believe the Company retained the larger portion of voting rights of the combined entity after the merger.

--------------------------------------------------------------------------------------------------------------------------------
                                         Total number of shares beneficially           Total number of shares beneficially owned
                                         owned (%) by the common ownership group       by the common ownership group after
                                         prior to consummation of Merger Agreement*    consummation of Merger Agreement*
--------------------------------------------------------------------------------------------------------------------------------
Medical Media Television, Inc.                                   1,032,544 (78.85%)                          13,120,744 (63.31%)
--------------------------------------------------------------------------------------------------------------------------------
AFMN, Inc.                                                      12,088,200 (62.26%)                          12,088,200 (62.26%)
--------------------------------------------------------------------------------------------------------------------------------

*The total number of shares of the Company's common stock outstanding before and after the consummation of the merger was 1,309,478 and 20,725,104, respectively. The total number of shares of AFMN's common stock outstanding before and after the consummation of the merger was 19,415,626.

Ms. Kenya Gumbs
September 11, 2006
Page Four


b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest.

      Since the Company retained the larger portion of voting rights of the combined entity after the merger and that portion constitutes a majority of the voting rights, it appears unnecessary to establish that the equity owners of the Company constitute the largest minority voting interest in the combined entity.

c.    The composition of the governing body of the combined entity.

      The composition of the governing body of the combined entity did not materially change as a result of the merger. Prior to the consummation of the merger, the following individuals served on the Company's Board of Directors:
Philip M. Cohen, Jeffrey I. Werber, Bernard Kouma, J. Holt Smith, Michael J. Marcovsky, John Sfondrini, and Stanley Raphael. Messrs. Sfondrini and Raphael served as members of the Company's Board of Directors as representatives of Pet Edge, Inc. pursuant to certain loan agreements between the Company and Pet Edge, Inc. As a condition to consummating the merger, the Pet Edge, Inc. loans were satisfied, therefore, Messrs. Sfondrini and Raphael resigned from the Company's Board of Directors. Pursuant to the Merger Agreement, the parties elected the following individuals to serve on the Company's Board of Directors: Philip M. Cohen, Jeffrey I. Werber, J. Holt Smith, Michael J. Marcovsky, Charles V. Richardson, Donald R. Mastropietro, and Randall Maxey. In summary, as result of the merger, four members of the Board of Directors were retained, two individuals affiliated with African American Medical Network (Charles V. Richardson and Randall Maxey) were added, and the Company's Chief Financial Officer, Donald R. Mastropietro was added.

      Furthermore, since the equity owners of the Company retained the larger portion of voting rights in the combined entity, the equity owners of the Company retained the ability to elect a voting majority of the Company's Board of Directors.

d.    The composition of the senior management of the combined entity.

      The composition of senior management of the combined entity did not change as a result of the merger. Philip M. Cohen served as the Company's President and Chief Executive Officer, as well as the Chairman of the Board of Directors prior to the merger and continues to serve the Company in these capacities. In addition, Donald R. Mastropietro served as the Company's Chief Financial Officer and Treasurer prior to the merger and continues to serve the Company in these capacities.

      In summary, after consummation of the Merger Agreement, but prior to the pro-rata distribution, AFMN owned 19,415,626 of the 20,725,104 issued and outstanding shares of the Company's common stock. However, as described above, the Medical Media Common Stock was held in escrow pending registration of the shares under the Securities Act of 1933. While the Medical Media Common Stock was held in escrow, Philip M. Cohen, President and Chief Executive Officer of the Company, held sole voting control over the shares pursuant to an irrevocable proxy delivered by AFMN to Mr. Cohen. Therefore, AFMN never had voting control over the Medical Media Common Stock. Furthermore, upon distribution of the Medical Media Common Stock to the shareholders of AFMN, 12,088,200 of the 19,415,626 shares of Medical Media Common Stock were distributed to shareholders of AFMN who also owned shares in the Company. Therefore, after the business combination, equity owners of the Company owned approximately 63.30% of the combined entity. Finally, the composition of the Company's Board of Directors and senior management did not materially change as a result of the merger. For the foregoing reasons, we respectfully submit that the Company is properly characterized as the "acquiring entity" for purposes of SFAS 141.

Ms. Kenya Gumbs
September 11, 2006
Page Five


      Additionally, you do not appear to have provided all of the disclosures required by paragraphs 51 and 52 of SFAS 141 related to this acquisition. Please provide omitted disclosures, particularly with regard to the purchase price allocation.

      The Company has included below a proposed revision to its disclosure in accordance with the Staff's comment.

      On May 11, 2005, the Company executed a Merger Agreement by and among AFMN, African American Medical Network, and AAMN Acquisition Sub, Inc. whereby the Company would acquire 100% of the capital stock of African American Medical Network in exchange for 14,865,657 shares of our Common Stock. Pursuant to the terms of the Merger Agreement, AAMN Acquisition Sub would be merged with and into African American Medical Network, and AFMN would receive the aforementioned shares of Medical Media in exchange for all of the outstanding shares of capital stock of African American Medical Network owned by AFMN.

      On November 16, 2005, the Company executed a First Amendment to Merger Agreement by and among the Company, AFMN, African American Medical Network, and AAMN Acquisition Sub, whereby the parties amended the Merger Agreement dated May 11, 2005 to reflect the following material items: (i) Medical Media would issue 19,415,626 shares of its restricted common stock to AFMN in exchange for 100% of the outstanding shares of African American Medical Network; (ii) Medical Media would file, as soon as practicable, an appropriate registration statement with the Securities and Exchange Commission registering the Medical Media Common Stock issued to AFMN pursuant to the Merger. In addition to the foregoing, AFMN has agreed to distribute the Medical Media Common Stock pro-rata to its shareholders of record as of November 16, 2005; (iii) prior to registration of the Medical Media Common Stock issued to AFMN pursuant to the Merger, the parties agreed that the Medical Media Common Stock would be held in escrow along with distribution instructions to effect the pro-rata distribution referenced in the preceding paragraph. The parties further agreed that, while the Medical Media Common Stock is held in escrow, Philip Cohen, Chairman, President and CEO of Medical Media, will hold sole voting rights over the shares pursuant to an irrevocable proxy delivered by AFMN to Mr. Cohen; and (iv) all issued and outstanding convertible securities of AFMN would be exchanged for equivalent convertible securities of Medical Media on a one-for-one basis and all issued and outstanding warrants to purchase AFMN common stock would be exchanged for equivalent Medical Media warrants on a one-for-one basis, with all convertible securities and warrants exchanged governed by the same terms and conditions as were applicable to the securities prior to the effective date of the Merger. Also on November 16, 2005, the parties consummated the Merger in accordance with the terms of the Merger Agreement and the First Amendment to Merger Agreement. In connection with the same, the parties filed Articles of Merger with the Florida Department of State whereby AAMN Acquisition Sub was merged with and into African American Medical Network, with African American Medical Network being the surviving entity. As a result of the Merger, African American Medical Network is now a wholly owned subsidiary of Medical Media. Pursuant to the Merger Agreement, as amended, Medical Media issued 19,415,626 shares of its restricted Common Stock to AFMN in exchange for 100% of the outstanding shares of African American Medical Network. The Company issued the Medical Media Common Stock in the name of AFMN and deposited the same in escrow pending the registration of the Medical Media Common Stock under the Securities Act of 1933. The Medical Media Common Stock issued to AFMN pursuant to the Merger Agreement was issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The transaction was recorded based on an independent valuation of the consideration paid.

Ms. Kenya Gumbs
September 11, 2006
Page Six


      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The values assigned to Goodwill and Intangible Assets were determined by an independent third-party valuation.

      Current assets                                         $      67,638
      Computer equipment                                             2,255
      Intangible assets-customer base                              200,000
      Intangible assets-non-compete                                100,000
      Goodwill                                                   1,271,037
      TOTAL ASSETS ACQUIRED                                      1,640,930
                                                             -------------

      Current liabilities                                        1,210,545
      TOTAL LIABILITIES ASSUMED                                  1,210,545
                                                             -------------

      NET ASSETS ACQUIRED                                    $     430,385
                                                             -------------

      In providing the responses set forth in this letter, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 888-7330 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

                                           Sincerely,


                                           /s/ Philip M. Cohen
                                           Philip M. Cohen
                                           President and Chief Executive Officer

cc:   Joseph A. Probasco, Esq.
      Bush Ross, P.A.

      Joseph Kennedy
      Baumann, Raymondo & Company, P.A.